[redacted]

08028018

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66481

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Universal Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Metro Office Park, Street #1, Lot #10
(No. and Street)

Guaynabo (City) Puerto Rico (State) 00968 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jose Carlos Benitez (787) 706-7339
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche, LLP
(Name – *if individual, state last, first, middle name*)

Torre de Chardon, 350 Chardon Avenue, Suite 700, San Juan, PR 00918-2140
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 25 2008
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section
FEB 29 2008
Washington, DC
100

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

M 3/13

AB 3/25

OATH OR AFFIRMATION

I, JOSE C. BENITEZ, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of UNIVERSAL FINANCIAL SERVICES, as of DECEMBER 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

2/27/08

Signature

EXECUTIVE REPRESENTATIVE, FINOP

Title

Affidavit # 24,436

ANA KATHERINE PIMENTEL RUIZ
IUSTITIA NEMINI NEGANDA EST
ABOGADA-NOTARIO

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Universal Financial Services, Inc.

(A Wholly Owned Subsidiary of Universal Group, Inc.)

Financial Statements and Supplemental Schedule as of and for the Year Ended December 31, 2007, Independent Auditors' Report, and Supplemental Report on Internal Control

* * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the Securities and Exchange Act of 1934

UNIVERSAL FINANCIAL SERVICES, INC.

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
Torre Chardón
350 Chardón Avenue - Suite 700
San Juan, PR 00918-2140
USA

Tel: +1 787 759 7171
Fax: +1 787 756 6340
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Universal Financial Services, Inc.:

We have audited the accompanying statement of financial condition of Universal Financial Services, Inc. (the "Company"), a wholly owned subsidiary of Universal Group, Inc., as of December 31, 2007, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Universal Financial Services, Inc. at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Supplemental Schedule of Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 21, 2008

Stamp No.
affixed to original.


2293116
SELLO
$5.00
COUNTANTS
LLP
LIC. NO. 230

Member of
Deloitte Touche Tohmatsu

UNIVERSAL FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Universal Group, Inc.)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2007

ASSETS

CASH	$ 58,863
DUE FROM AFFILIATE	5,148
PREPAID EXPENSES	2,676
TOTAL	$ 66,687

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Due to affiliates	$ 3,213
Accrued expenses	14,841
Total liabilities	18,054
STOCKHOLDER'S EQUITY:	
Common stock, $10 par value; authorized 100,000 shares; issued and outstanding 10,000 shares	100,000
Additional paid-in capital	10,000
Accumulated deficit	(61,367)
Total stockholder's equity	48,633
TOTAL	$ 66,687

See notes to financial statements.

UNIVERSAL FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Universal Group, Inc.)

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2007

REVENUES:	
Investment advisory fees	$ 12,439
Interest income	1,371
Other income	35,000
Total revenues	48,810
EXPENSES:	
Administrative service fees	10,800
Advertising expense	730
Audit expense	12,602
Professional fees	4,543
Lease expense	2,051
Insurance expense	3,533
Taxes, licenses and other fees	2,841
Other	1,446
Total expenses	38,546
NET INCOME	$ 10,264

See notes to financial statements.

UNIVERSAL FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Universal Group, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
BALANCE — December 31, 2006	$ 100,000	$ -	$ (71,631)	$ 28,369
Capital contributions		10,000		10,000
Net income	-	-	10,264	10,264
BALANCE — December 31, 2007	$ 100,000	$ 10,000	$ (61,367)	$ 48,633

See notes to financial statements.

UNIVERSAL FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Universal Group, Inc.)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 10,264
Reconciliation of net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Increase in due from affiliates	(5,148)
Increase in prepaid expenses	(120)
Decrease in due to affiliates	(3,500)
Increase in accrued expenses	9,091
Net cash provided by operating activities	10,587
CASH FLOWS FROM FINANCING ACTIVITIES —	
Capital contributions	10,000
NET INCREASE IN CASH	20,587
CASH — Beginning of year	38,276
CASH — End of year	$ 58,863

See notes to financial statements.

UNIVERSAL FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Universal Insurance Group, Inc.)

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2007

1. REPORTING ENTITY

Universal Financial Services, Inc. (the "Company") is a wholly owned subsidiary of Universal Group, Inc (the "Parent Company"). The Company was created to allow Universal Life Insurance Company ("Universal Life"), an affiliated entity, the ability to issue variable annuities, which the Company offers through other broker-dealer firms. The Company is a member of the Financial Industry Regulation Authority, Inc. (FINRA), formerly known as the National Association of Securities Dealers, Inc. (NASD). The Company was incorporated on October 28, 2004, and operates principally in the Commonwealth of Puerto Rico. The distribution of the variable annuities began on March 1, 2007.

The Company is a registered Broker-Dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 and claims exemption under Section (k)(1) of the reserve requirement under Securities and Exchange Commission (SEC) Rule 15c3-3. In addition, the Company is licensed by the Office of the Commissioner of Financial Institutions of the Commonwealth of Puerto Rico as a broker-dealer and as an eligible similar institution under Regulation 5105.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Principles — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recognition of Revenue and Expenses — Investment advisory fees are earned as services are provided and are determined on the basis of the average daily net asset value of the underlying investments. Administrative expenses are recognized as incurred.

Deferred Income Taxes — Deferred income taxes are provided for the tax effect of temporary differences computed using the asset and liability method, as required by Financial Accounting Standards Board (FASB) Statement No. 109, *Accounting for Income Taxes*. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

Deferred tax assets are evaluated based on the guidelines of FASB Statement No. 109 for realization and may be reduced by a valuation allowance.

3. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer of securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (the "Rule"). Accordingly, the Company is required to maintain "net capital", as defined, equal to the greater of $25,000 or 6 2/3% of "aggregate indebtedness," as those terms are defined in the Rule. At December 31, 2007, the Company's net capital, as defined, of $44,469 was $19,469 in excess of the required net capital of $25,000. The Company's ratio of aggregate indebtedness to net capital was .41 to 1.

4. RELATED PARTY TRANSACTIONS

In the normal course of business, the Company enters into transactions with affiliated companies. The Statement of Financial Condition as of December 31, 2007, includes $3,213 in amounts due to affiliated entities. In addition, during the year ended December 31, 2007, the Company was allocated expenses from affiliates for lease fees amounting to $2,051 and administrative service fees amounting to $10,800.

The Company entered into an agreement on March 1, 2007 with Universal Life to provide investment advisory services. Investment advisory fees for the year ended December 31, 2007 amounted to $12,439. Investment advisory fees due from Universal Life amounted to $5,148 at December 31, 2007, and are included as part of due from affiliates in the accompanying statement of financial condition.

5. INCOME TAXES

There is no provision for income taxes for the year ended December 31, 2007, as a result of the utilization of net operating loss carryforward. The Company has available at December 31, 2007 a net operating loss carryforward of approximately $61,000, which may be used to offset future taxable income, expiring at various dates through the year 2013.

The Company has a deferred tax asset of $15,342 at December 31, 2007 representing the tax benefit of a net operating loss carryforward. The Company has recorded a valuation allowance for the same amount at December 31, 2007. The valuation allowance reflects management's assessment, based on available information, that it is more likely than not that the deferred income tax asset will not be realized.

6. OTHER INCOME

During 2007, a one-time special payment of $35,000 was received from FINRA following the consolidation of the NASD and the New York Stock Exchange. The amount received is reflected as other income in the accompanying statement of income.

7. COMMITMENTS

At December 31, 2007, the Company has an obligation under a noncancelable office space lease with the Parent Company. This agreement requires aggregate payments as follows:

Year Ending December 31	Amount
2008	$ 2,051
2009	1,367
Total	$ 3,418

The lease expense for the year was $2,051.

* * * * * *

UNIVERSAL FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Universal Insurance Group, Inc.)

SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2007

Computation of Net Capital

Total stockholder's equity from statement of financial condition		$ 48,633
Deduct: Stockholder's equity not allowable for net capital		-
Total stockholder's equity qualified for net capital		48,633
Add: Allowable subordinated liabilities		
Other (deductions) or allowable credits		-
Total capital and allowable subordinated liabilities		48,633
Deductions and/or charges:		
Total nonallowable assets	$ 2,676	
Capital charges for spot and commodity futures	-	
Other deductions and/or charges	1,488	4,164
Other additions and/or allowable credits		-
Net capital before haircuts on securities positions		44,469
Haircuts on securities		-
Net capital		$ 44,469

Computation of Basic Net Capital Requirement

Minimum net capital required (based on aggregate indebtedness) (15 to 1 ratio)	$ 1,204
Minimum dollar requirement	$ 25,000
Net capital requirement (greater of two amounts above)	$ 25,000
Net capital	$ 44,469
Excess net capital	$ 19,469
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)	$ 42,664

Computation of Aggregate Indebtedness

Aggregate indebtedness from Statement of Financial Condition	$ 18,054
Add: Drafts for immediate credit	-
Market value of securities borrowed where no equivalent is paid or credited	-
Other	-
Total aggregate indebtedness	$ 18,054
Ratio: Aggregate indebtedness to net capital	.41 to 1

Note: No material difference exists between the Computation of Net Capital above and the corresponding schedules in the Company's unaudited December 31, 2007, Form X-17A-5, Part II-A filing, as amended on February 11, 2008.

Schedule of Nonallowable Assets

Receivables from affiliates	$ 1,488
Prepaid expenses	2,676
Total nonallowable assets	$ 4,164

Deloitte.

Deloitte & Touche LLP
Torre Chardón
350 Chardón Avenue - Suite 700
San Juan, PR 00918-2140
USA

Tel: +1 787 759 7171
Fax: +1 787 756 6340
www.deloitte.com

February 21, 2008

Universal Financial Services, Inc.
San Juan, Puerto Rico

In planning and performing our audit of the financial statements of Universal Financial Services, Inc. (the "Company"), a wholly owned subsidiary of Universal Group, Inc., as of and for the year ended December 31, 2007 (on which we issued our report dated February 21, 2008), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified a deficiency in internal control, which is described in the following paragraph, that we consider to be a material weakness, as defined above. This condition was considered in determining the nature, timing, and extent of the procedures.

A material audit adjustment was required to correct the amount of accrued expenses as of December 31, 2007. The Company's financial closing controls and procedure should be reassessed and strengthened so as to avoid recurrence of this situation.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Stamp No.
affixed to original.

2293117



ACCOUNTANTS
SELLO
NO.

END